February 6, 2006
Ms. Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AvalonBay Communities, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005
File No. 001-12672
Dear Ms. van Doorn:
     This letter is submitted on behalf of AvalonBay Communities, Inc. (“AvalonBay” or the “Company”) in response to the additional comment of the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to Mr. Thomas J. Sargeant dated January 23, 2006. For your convenience, the Staff’s comment and the response thereto is set forth below.
Form 10-K for the year ended December 31, 2004
Financial Statements
Note 6. Investments in Unconsolidated Entities, page F-18
1.	Please clarify your response to our prior comment 4 to address whether the entity we inquired about, or any other unconsolidated real estate entity, is an entity in which the Company has disproportionately few voting rights and if so, clarify how you addressed whether the entity was a VIE. Refer to paragraph 5(c) of FIN 46R.

Response No. 1:
In response to the Staff’s comment, the Company supplementally informs the Staff that it does not hold any interests in unconsolidated real estate entities in which the Company has disproportionately few voting rights. As of December 31, 2004, the Company held interests in six unconsolidated real estate entities, all of which have either (i) proportionate voting rights to economic rights or (ii) disproportionate voting rights such that the unrelated third-party partner has disproportionately few voting rights.

As the Staff has commented, paragraph 5(c) of FIN 46R states: “the equity investors as a group also are considered to lack characteristics of a controlling

United States Securities and Exchange Commission
February 6, 2006

financial interest if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.” As disclosed in our response dated December 19, 2005, in those instances where the unrelated third-party partner has disproportionately few voting rights, the Company does not believe that criterion 5(c)(ii) has been met. For each of these entities, the Company evaluated whether or not substantially all of each entity’s activities are conducted on behalf of the third-party partners with disproportionately few voting rights, evaluating such factors as:
•	Are the entity’s operations substantially similar in nature to the activities of the investor with disproportionately few voting rights?

•	Are the entity’s operations more important to the investor with disproportionately few voting rights as compared to other variable interest holders?

•	Are the majority of the entity’s products or services bought from or sold to the investor with disproportionately few voting rights?

•	Were substantially all of the entity’s assets acquired from the investor with disproportionately few voting rights?

•	Are there any related party arrangements between the entity and the investor with disproportionately few voting rights?
As the third-party partners with disproportionately few voting rights are unrelated entities such as retirement plans, insurance companies and investment companies that invest in, but are not otherwise involved, in the development or operation of multi-family housing, the Company has evaluated the factors above, as well as others, to determine that substantially all of each entity’s activities are not conducted on behalf of the third-party partners with disproportionately few voting rights and that therefore these entities are not VIE’s.
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United States Securities and Exchange Commission
February 6, 2006

     If you have any questions regarding this letter or require any additional information, please do not hesitate to contact me at (703) 317-4635.

Sincerely,

/s/ Thomas J. Sargeant
Thomas J. Sargeant
Chief Financial Officer

cc:	Bryce Blair, Chairman and Chief Executive Officer
AvalonBay Communities, Inc.
Edward M. Schulman, Senior Vice President and General Counsel
AvalonBay Communities, Inc.